July 8, 2016

VIA EDGAR CORRESPONDENCE

Kathy Churko

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
(File Nos. 2-11522; 811-173)

Dear Ms. Churko:

In connection with this response being made on behalf of the Dodge & Cox Balanced Fund, the Dodge & Cox Global Bond Fund, the Dodge & Cox International Stock Fund, and the Dodge & Cox Global Stock Fund (the “Funds”) to oral comments received by conference call on June 9, 2016 (the “Comments”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the 2015 Annual Reports of the Funds filed with the Commission on Form N-CSR on February 26, 2016, the Funds hereby acknowledge that:

(i) the Funds are responsible for the adequacy and accuracy of the disclosure in the filings that are the subject of the Comments;

(ii) Staff Comments or changes to disclosures in response to Staff Comments do not foreclose the Commission from taking action with respect to such filings that are the subject of the Comments; and

(iii) if an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Funds will not assert Staff Comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Your comments and our responses thereto are set forth below.

1. COMMENT: Page 6 of the Dodge & Cox Balanced Fund Annual Report lists the average annual total returns for the Fund as well as three indices (a Combined Index, the S&P 500 Index and the Barclays U.S. Aggregate Bond Index, respectively). Please move the Combined Index to be listed other than first.

RESPONSE: The Dodge & Cox Balanced Fund will move the Combined Index to be listed other than first.

2. COMMENT: The Dodge & Cox Global Bond Fund appears to be a non-diversified fund but is operating as a diversified fund. Please confirm you are aware of Rule 13a-1 of the Investment Company Act of 1940 (the “40 Act”). See also Allied Capital Corporation January 3, 1989 no-action letter.

RESPONSE: The Dodge & Cox Global Bond Fund is aware of Rule 13a-1 of the 40 Act and the Allied Capital Corporation no-action letter and acknowledges the Staff’s position.

3. COMMENT: Page 10 of the Dodge & Cox Global Bond Fund Annual Report includes a line item on the Statement of Assets and Liabilities entitled “Accrued expenses.” Does this balance include management fees payable?

RESPONSE: The line item on the Statement of Assets and Liabilities entitled “Accrued expenses” that appears on Page 10 of the Dodge & Cox Global Bond Fund Annual Report does not include management fees payable. The Dodge & Cox Global Bond Fund did not have a liability to the investment manager for management fees as of December 31, 2015.

4. COMMENT: Page 11 of each the Dodge & Cox International Stock Fund and the Dodge & Cox Global Stock Fund Annual Report (for purposes of this comment, the “Funds” and each, a “Fund”) includes footnote disclosure discussing the existence of a wholly owned subsidiary that is a Cayman Islands exempted company (each, a “Subsidiary”). With respect to each Fund, confirm the following:

i) Whether the Funds comply with Section 8 and Section 18 of the 40 Act on an aggregate basis with the Subsidiaries.

ii) Whether the investment adviser to the Subsidiaries complies with the provisions of the 40 Act relating to investment adviser contracts as an investment adviser of the Funds under Section 2(a)(20) of the 40 Act. Also consider filing the Subsidiaries’ investment advisory agreement as a material contract with the Funds’ registration statement.

iii) Whether each Subsidiary complies with Section 17 of the 40 Act with respect to affiliated transactions and custody (separately identify the custodian of the Subsidiary).

iv) Whether the Funds have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income and if the Funds have not received a private letter ruling, management’s basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

v) Whether each Fund has disclosed any of its Subsidiary’s principal investment strategies or principal risks that would constitute principal investment strategies or risks of the Funds when the operations of the Fund and the Subsidiary are viewed on an aggregate basis.

vi) Whether each Subsidiary’s management fee, including any performance fee, and expenses are included in the Fees and Expense table in the applicable Fund’s prospectus.

vii) Whether each Subsidiary and its board of directors will agree (1) to designate an agent for service of process in the United States and (2) to inspection by the Staff of the Subsidiary’s books and records which would be maintained in accordance with Section 31 of the 40 Act and the rules thereunder.

RESPONSE: We note that each Subsidiary is excluded from the meaning of investment company pursuant to Section 3(c)(7) of the 40 Act. Therefore, the Subsidiaries are neither registered under the 40 Act nor required to comply with the requirements of the 40 Act applicable to registered investment companies. Each Subsidiary is intended to provide its parent Fund with exposure to non-U.S. registered securities purchased in reliance on Regulation S under the Securities Act of 1933; the Subsidiaries do not invest in commodities consistent with certain private letter rulings of the Internal Revenue Service. Also, each Subsidiary has entered into a separate investment management agreement with Dodge & Cox for the management and administration of the Subsidiary’s portfolio, but Dodge & Cox is not compensated by a Subsidiary for its services. Instead, Dodge & Cox receives a management fee from each Fund based on the average daily net assets of the Fund. Such assets include the Subsidiary. Each Fund bears the operating expenses of its Subsidiary. Responses to the Staff’s specific comments follow below.

i) Whether the Funds comply with Section 8 and Section 18 of the 40 Act on an aggregate basis with the Subsidiaries.

In complying with its investment restrictions, each Fund will aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund, including those pursuant to Section 8 and Section 18 of the 40 Act. In addition, the same practices with regard to pricing and valuation that apply to the Funds apply to the Subsidiaries and the consolidated financial statements of each Fund (which includes the respective Subsidiary) are audited by the Funds’ independent registered public accounting firm.

As previously noted, none of the Subsidiaries is a registered investment company under the 40 Act. However, the Funds are aware of the requirements of Section 48(a) of the 40 Act, which prohibits each Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 40 Act that would cause the corresponding Fund to violate Section 48(a).1

ii) Whether the investment adviser to the Subsidiaries complies with the provisions of the 40 Act relating to investment adviser contracts as an investment adviser of the Funds under Section 2(a)(20) of the 40 Act. Also consider filing the Subsidiaries’ investment advisory agreement as a material contract with the Funds’ registration statement.

As previously noted, none of the Subsidiaries is a registered investment company under the 40 Act and therefore the Subsidiaries are not subject to the requirements of Section 15 thereof. In approving each parent Fund’s advisory contract pursuant to Section 15 of the 40 Act, the Board

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For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

of Trustees of Dodge & Cox Funds may consider the activities of the Fund’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of management fees payable by the Subsidiary. However, the Board of Trustees does not approve each Subsidiary’s investment management agreement pursuant to Section 15.

The Funds respectfully note that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Funds do not believe a Subsidiary’s investment management agreement, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly given the Subsidiary does not pay any fees under its investment management agreement and the limited scope of the Subsidiary’s activity. Accordingly, the Funds have not included the Subsidiaries’ investment management agreements as exhibits to the Funds’ registration statement.

iii) Whether each Subsidiary complies with Section 17 of the 40 Act with respect to affiliated transactions and custody (separately identify the custodian of the Subsidiary).

As previously noted, none of the Subsidiaries is a registered investment company under the 40 Act and therefore the Subsidiaries are not subject to the requirements of Section 17 thereof. As a matter of practice, each Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 40 Act and the rules thereunder, and the custody provisions of Section 17(f). Each Fund and Subsidiary utilizes the same custodian, State Street Bank and Trust Company.

iv) Whether the Funds have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income and if the Funds have not received a private letter ruling, management’s basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

As noted above, the Subsidiaries invest only in securities and do not invest in commodities. Accordingly, there is no need for the Funds to seek a private letter ruling from the IRS, nor an opinion of counsel, addressing whether undistributed income derived from the Subsidiaries is qualifying income.

v) Whether each Fund has disclosed any of its Subsidiary’s principal investment strategies or principal risks that would constitute principal investment strategies or risks of the Funds when the operations of the Fund and the Subsidiary are viewed on an aggregate basis.

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

vi) Whether each Subsidiary’s management fee, including any performance fee, and expenses are included in the Fees and Expense table in the applicable Fund’s prospectus.

As noted above, the Subsidiaries are not charged a management fee. Any operating expenses of a Subsidiary that are borne by its parent Fund are included in the calculation of “Other Expenses” that is included in the Fees and Expense table in the Fund’s prospectus dated as of May 1, 2016. Such operating expenses constituted less than 0.01% of the average net assets of each Fund.

vii) Whether each Subsidiary and its board of directors will agree (1) to designate an agent for service of process in the United States and (2) to inspection by the Staff of the Subsidiary’s books and records which would be maintained in accordance with Section 31 of the 40 Act and the rules thereunder.

Each Subsidiary will file with the Staff a consent to service of process and examination of its books and records.2 Each Fund’s books and records are maintained in accordance with Section 31 of the 40 Act and the rules thereunder. As previously noted, none of the Subsidiaries is a registered investment company under the 40 Act and therefore is not subject to Section 31 thereof. However, as a matter of practice, each Subsidiary seeks to maintain its books and records in accordance with Section 31 of the 40 Act and the rules thereunder.

Please contact me at (415) 274-9446 if you have any questions.

Sincerely,

/s/ David H. Longhurst

David H. Longhurst
Treasurer
Dodge & Cox Funds

[2]	Each Subsidiary will submit to jurisdiction in the United States by virtue of filing an exhibit to the Funds’ registration statement substantively similar to Form F-X under the Securities Act that designates Dodge & Cox its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).